UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8‑K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 24, 2020

 (Date of earliest event reported)

BIOPHARMX CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-37411	59-3843182
(Commission File Number)	(IRS Employer Identification No.)

1
900 E. Hamilton Ave., Suite 100 Campbell, California	95008
(Address of Principal Executive Offices)	(Zip Code)

(650)  889-5020

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former name or former address, if changed since last report.)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	BPMX	The NYSE American, LLC

Check the appropriate box below if the Form 8‑K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a‑12 under the Exchange Act (17 CFR 240.14a‑12)
☐	Pre‑commencement communications pursuant to Rule 14d‑2(b) under the Exchange Act (17 CFR 240.14d‑2(b))
☐	Pre‑commencement communications pursuant to Rule 13e‑4(c) under the Exchange Act (17 CFR 240.13e‑4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Item 1.01   Entry into a Material Definitive Agreement

 Securities Purchase Agreement

On March 27, 2020, BioPharmX Corporation (the “Company” or “BioPharmX”), Timber Pharmaceuticals LLC (“Timber”), and certain accredited investors (the "Investors") entered into a Securities Purchase Agreement (the "SPA"). The SPA provides the required funding that is a condition to completion of the merger transaction (the "Merger") between BioPharmX and Timber contemplated by that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated January 28, 2020, between BioPharmX, BITI Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of BioPharmX, and Timber.

Under the SPA, the Investors have agreed to invest a total of approximately $25 million to fund the combined entity following the Merger, which amount is comprised of (x) approximately $5 million credit with respect to the senior secured notes issued in connection with the bridge loan that certain of the Investors made to Timber at the time of the execution of the Merger Agreement, and (y) approximately $20 million in cash from the Investors. In return, based on an agreed upon pre-money valuation (of the combined company) of $100 million, Timber will issue the Investors an amount of Timber units (the ‘‘Timber Initial Units") exchangeable in the Merger for approximately 20.0% of the post-closing company fully-diluted, which percentage is calculated assuming the return and cancellation of all of the Converted Additional Shares (as defined below) from escrow. In addition, (i) Timber will deposit the same number of units (the "Timber Additional Units" and together with the Timber Initial Units the "Timber Funding Units") of Timber units into escrow with an escrow agent for the benefit of the Investors, to be exchanged for BioPharmX common stock at the effective time of the Merger ("Effective Time"), and to be delivered, in whole or in part, based on the formula set forth in the paragraph that follows, out of escrow to the Investors if 85% of the average of the three lowest volume-weighted average trading prices of a share of BioPharmX common stock on NYSE American during the first ten trading days immediately following the closing date of the Timber Funding (which will be the same date as the Merger) (the "Closing Date") is lower than the effective price per share paid by the Investors for the Converted Initial Shares (as defined below), and (ii) on the tenth trading day following the Closing Date (the "Warrant Closing Date"), BioPharmX will issue to the Investors (x) Series A warrants to purchase shares of BioPharmX common stock, as further described below (the "Series A Warrants"’) and (y) Series B warrants to purchase shares of BioPharmX common stock, as further described below (the "Series B Warrants"’, together with the Series A Warrants, the "Investor Warrants" and, together with the Timber Funding Units, the "Purchased Securities").

As a result of the Merger, at the Effective Time, each Timber Initial Unit will automatically be converted into the right to receive a number of shares of BioPharmX common stock equal to the exchange ratio (the "Converted Initial Shares"). Further, at the Effective Time, each Timber Additional Unit placed into escrow with the escrow agent will automatically be converted into the right to receive a number of shares of BioPharmX common stock equal to the exchange ratio (the "Converted Additional Shares"). The number of Converted Additional Shares deliverable out of escrow to each Investor will be determined on the Warrant Closing Date by subtracting (i) the number of Converted Initial Shares issued to the Investor from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by the Investor by (b) 85% of the average of the three lowest volume-weighted average trading prices of a share of BioPharmX common stock on the NYSE American during the first ten trading days immediately following the Closing Date, subject to the Floor Price (as defined below). Any Converted Additional Shares not deliverable to the Investors as of the Warrant Closing Date based on the foregoing formula will be returned to BioPharmX as treasury shares and cancelled. The lower of (x) the effective initial purchase price per Converted Initial Share and (y) the number obtained by the formula in clause (b) above, subject to the Floor Price, is called the "Final Purchase Price."

Series A Warrants

The Series A Warrants will be issued on the Warrant Closing Date, will have an initial exercise price per share equal to 125% of the Final Purchase Price, will be immediately exercisable, and will have a term of five years from the date of issuance. The Series A Warrants issued to each Investor will initially be exercisable for an amount of BioPharmX common stock equal to 75% of the sum of (i) the number of Converted Initial Shares issued to the Investor, (ii) the number of Converted Additional Shares delivered or deliverable to the Investor as of the Warrant Closing Date and (iii) the number of shares, if any, underlying the Series B Warrants held by the Investor as of the Warrant Closing Date. The Series A Warrants will have full ratchet anti-dilution price protection with respect to future issuances of securities at a price below the exercise price of the Series A Warrants through the second anniversary of the issuance (and then weighted average anti-dilution thereafter) and a Black Scholes provision for fundamental transactions.

Series B Warrants

The Series B Warrants will be issued to each Investor on the Warrant Closing Date, and each Investor’s Series B Warrants will have an exercise price per share of $0.001, will be immediately exercisable and will expire on the day following the later to occur of (i) the Reservation Date (as defined below), and (ii) the date on which the Investor’s Series B Warrants have been exercised in full (without giving effect to any limitation on exercise contained therein) and no shares remain issuable thereunder. Each Investor’s Series B Warrants will be initially exercisable for an amount of BioPharmX common stock equal to the number (if positive) obtained by subtracting (i) the sum of (a) the number of Converted Initial Shares issued to the Investor and (b) the number of Converted Additional Shares delivered or deliverable to the Investor as of the Warrant Closing Date, from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by the Investor by (b) 85% of the average of the five lowest volume-weighted average trading prices of a share of BioPharmX common stock on NYSE American during the first ten trading days immediately following the Warrant Closing Date, subject to the Floor Price. The "Reservation Date" means the forty-fifth (45th) trading day immediately following the second anniversary of the Warrant Closing Date. Additionally, every ninth trading day up to and including the 45th trading day (each, a "Reset Date") following (i) the 15th trading day immediately following the Warrant Closing Date and (ii) every 15th trading day thereafter (each such date provided in the foregoing clauses (i) and (ii), an "End Reset Measuring Date") (except if on such date (1) the holder cannot freely sell any Registrable Securities (as defined below) pursuant to a resale registration statement and (2) the holder cannot sell any Registrable Securities without restriction or limitation pursuant to Rule 144 of the Securities Act ("Rule 144"), and provided that no date following the occurrence of a Satisfaction Event (as defined below) will be deemed an End Reset Measuring Date, and provided further that no such date will be deemed an End Reset Measuring Date if an End Reset Measuring Date has previously occurred and either (1) if the holder was able to then freely sell any Registrable Securities pursuant to a resale registration statement in accordance with such prior End Reset Measuring Date, such ability continued uninterrupted through and including the applicable date of determination or (2) if the holder was able to freely sell any Registrable Securities without restriction or limitation pursuant to Rule 144 in accordance with such prior End Reset Measuring Date, such ability continued uninterrupted through and including the applicable date of determination) (such 45 trading day period, the "Reset Period" and each such 45th trading day after (i) or (ii), the "End Reset Date"):

•

the number of shares issuable upon exercise of each Investor’s Series B Warrants shall be increased (a "Reset") to the number (if positive) obtained by subtracting (i) the sum of (a) the number of Converted Initial Shares issued to the Investor and (b) the number of Converted Additional Shares delivered or deliverable to the Investor as of the Warrant Closing Date, from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by the Investor, by (b) the greater of (x) the arithmetic average of the five lowest dollar volume-weighted average prices of a share of BioPharmX common stock on the NYSE American during the applicable Reset Period immediately preceding the applicable Reset Date to date and (y)

provided that the BioPharmX common stock is then traded on the NYSE American, a floor price per share (the "Floor Price") calculated based on a pre-money valuation (of the combined company, assuming for this purpose the pre-money issuance of the Converted Initial Shares and Converted Additional Shares) of $10 million (such number resulting in this clause (b), the "Reset Price"); and

•

the Series A Warrants will be adjusted downward (but not increased) such that the exercise price thereof becomes 125% of the Reset Price, and the number of shares underlying the Series A Warrants will be increased (but not decreased) to the quotient of (a) (i) the exercise price in effect prior to the Reset multiplied by (ii) the number of shares underlying the Series A Warrants prior to the Reset divided by (b) the exercise price resulting from the Reset.

"Satisfaction Event" means (1) all Registrable Securities are able to be freely sold without any restriction or limitation by the holder at all times during the 45 trading day period beginning on, and including, any End Reset Measuring Date either (a) pursuant to a resale registration statement or (b) pursuant to Rule 144; or (2) the Reservation Date has occurred.

Registration Rights Agreement

In connection with the funding contemplated by the SPA, BioPharmX has entered into a Registration Rights Agreement with the Investors (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, BioPharmX is required to file an initial resale registration statement with respect to shares of BioPharmX common stock held by or issuable to the Investors pursuant to the Investor Warrants and the warrants to be issued to the investors relating to the bridge loan made to Timber by certain of the Investors at the time of execution of the Merger Agreement (the "Registrable Securities"), within 15 trading days after the Closing Date. Additionally, BioPharmX is required to file additional resale registration statements with respect to the Registrable Securities within 15 days of each End Reset Date, to the extent that such Registrable Securities are not already registered for resale on a prior registration statement. BioPharmX will be required to use its commercially reasonable efforts to maintain the effectiveness of these registration statements until the earlier of (i) the date as of which the Investors may sell all of the Registrable Securities covered by the applicable registration statement(s) without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) or (ii) the date on which the Investors have sold all of the Registrable Securities covered by the applicable registration statement(s).

Financing Lock-Up Agreements

In connection with the funding contemplated by the SPA, BioPharmX and Timber will enter into lock-up agreements (the "Financing Lock-Up Agreements") with each officer, director or other person that will be subject to Section 16 of the Exchange Act, with respect to BioPharmX immediately following the consummation of the Merger (the "Financing Lock-Up Parties"), pursuant to which each of the Financing Lock-Up Parties will agree that until the date that is 90 calendar days after the trigger date (as defined in the SPA), subject to certain customary exceptions, such Financing Lock-Up Party will not and will cause its affiliates not to (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of BioPharmX common stock or common stock equivalents, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any shares of BioPharmX common stock or common stock equivalents owned directly by the Financing Lock-Up Parties (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the Securities and Exchange Commission (collectively, the "Subject Shares"), or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Subject Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of shares of BioPharmX common stock or other securities, in cash or otherwise, (C) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of BioPharmX common stock or common stock equivalents or (D) publicly disclose the intention to do any of the foregoing.

The above summaries of the SPA, the Registration Rights Agreement, and the forms of the Series A Warrant and the Series B Warrant do not purport to be complete and are qualified in their entirety to the full text of each such agreement, which agreements are filed as Exhibits 10.1, 4.1, and 4.2 to this Current Report on Form 8-K and are qualified herein by this reference.

Merger Agreement Amendment

On March 24, 2020, BioPharmX, Merger Sub and Timber entered into Amendment No. 1 to Agreement and Plan of Merger and Reorganization (the “Amendment”), amending the Merger Agreement. The Amendment makes the following changes to the Merger Agreement: (i) section 1.5(a)(1) of the Merger Agreement was restated in its entirety to state that the Company Preferred Equity (as such term is defined in the Merger Agreement) outstanding immediately prior to the Effective Time will be automatically converted into a number of shares of preferred stock that, other than conversion rights, has economic terms the same as those of holders of preferred units of Timber; and (ii) to state that the preferred shares are convertible, at the option of their holder, at a price equal to the greater of (i) three times the volume weighted closing price of a share of the Company's common stock on the NYSE American for the five consecutive trading days ending one trading day immediately prior to the date of the Company's special meeting of stockholders which has been called to consider the Merger, or (ii) 110% of the "Final Purchase Price."

The above summary of the Amendment does not purport to be complete and is qualified in its entirety to the full text of such agreement, which agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is qualified herein by this reference.

Item 3.01    Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On March 24, 2020, the Company received a letter from NYSE American LLC ("NYSE American") stating that the NYSE American has begun proceedings to delist the common stock of the Company. In reaching its decision, the NYSE American stated that its staff has determined, in accordance with Section 1009(a) of the NYSE American Company Guide (the "Company Guide") that they believed it necessary and appropriate for the protection of investors to initiate delisting proceedings because the Company did not cure its non-compliance with Sections 1003(a)(i), (ii), and (iii) of the Company Guide by the end of the maximum 18 month compliance plan period, which expired on March 24, 2020.

The Company intends to appeal the decision to delist its common stock and has been advised by the NYSE American that its common stock will continue to trade during the pendency of that appeal.

On March 25, 2020, the Company issued a press release announcing that it has received the delisting notice. A copy of the Company's press release is included as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits

(d)

Exhibit No.	Description

2.1

Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated March 24, 2020, among BioPharmX, Timber and Merger Sub (incorporated by reference to Exhibit 2.3 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4/A filed with the SEC on March 30, 2020)

4.1

Registration Rights Agreement, dated March 27, 2020, by and between BioPharmX and certain buyers named therein (incorporated by reference to Exhibit 4.18 to the Company's Amendment No. 1 to the Registration Statement on Form S-4/A filed with the SEC on March 30, 2020)

4.2	Form of Series A/B Warrants (incorporated by reference to Exhibit 4.19 to the Company's Amendment No. 1 to the Registration Statement on Form S-4/A filed with the SEC on March 30, 2020)

10.1

Securities Purchase Agreement, dated March 27, 2020, by and among Timber, BioPharmX and certain investors party thereto (incorporated by reference to Exhibit 10.33 to the Company's Amendment No. 1 to the Registration Statement on Form S-4/A filed with the SEC on March 30, 2020)

99.1	Press release issued by the Company on March 25, 2020 reporting on the Company's receipt of the delisting notice from the NYSE American

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed Merger, BioPharmX and Timber have filed relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that has been filed and contains a prospectus and a proxy statement, but which registration statement has not yet become effective. INVESTORS AND SECURITY HOLDERS OF BIOPHARMX AND TIMBER ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BIOPHARMX, TIMBER AND THE PROPOSED MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by BioPharmX with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by BioPharmX by contacting the Corporate Secretary of BioPharmX Corporation, 900 E. Hamilton Avenue, Suite 100, Campbell, California 95008, or by calling (650) 889-5020. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This report, the documents incorporated herein by reference and other written reports and oral statements made from time to time by BioPharmX or Timber may contain so-called "forward-looking statements," all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as "expect," "plan," "will," "may," "anticipate," "believe," "estimate," "should," "intend," "forecast," "project" the negative or plural of these words, and other comparable terminology. One can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address either company's growth strategy, financial results and product and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from either company's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. BioPharmX and Timber do not assume the obligation to update any forward-looking statement. Consequently, the reader should not consider any such list to be a complete list of all potential risks or uncertainties.

For a discussion of the factors that may cause BioPharmX, Timber or the combined organization's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, and specifically for a discussion of the following risks (i) whether BioPharmX's appeal of the delisting application to the NYSE American will be successful, (ii) whether BioPharmX and Timber can successfully complete the Merger, and (iii) the effect of the Merger on the business of BioPharmX, Timber and the combined organization, see the "Risk Factors" section of BioPharmX's Annual Report on Form 10-K for the fiscal year ended January 31, 2020, and BioPharmX's Registration Statement on Form S-4, filed with the SEC on February 20, 2020, as amended by Amendment No. 1 thereto filed with the SEC on March 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOPHARMX CORPORATION

Date: March 30, 2020	By:	/s/ Steven M. Bosacki
		Name:	Steven M. Bosacki
		Title:	Chief Executive Officer